Act: 1934
Section:
Rule: 15d-14(a)
Public
Availability: 9/13/2006

06047181

DC

No Act

September 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CurrencyShares Australian Dollar Trust
Incoming letter dated September 6, 2006

Based on the facts presented in your letter, the Division will not recommend enforcement action to the Commission if CurrencyShares Australian Dollar Trust complies with the certification requirements of Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as applicable, by providing certifications in the exact form of the certification provided in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel

1353614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2006

Mail Stop 3010

Ms Yvette M. VanRiper
Foley & Lardner LLP
One Detroit Center
500 Woodward Avenue, Suite 2700
Detroit, MI 48226-3489

Re: CurrencyShares Australian Dollar Trust

Dear Ms. VanRiper:

In regard to your letter of September 6, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

FOLEY

FOLEY & LARDNER LLP

FOLEY & LARDNER LLP
ATTORNEYS AT LAW
ONE DETROIT CENTER
500 WOODWARD AVENUE, SUITE 2700
DETROIT, MI 48226-3489
313.234.7100 TEL
313.234.2800 FAX
www.foley.com

VIA E-MAIL

CLIENT/MATTER NUMBER
058081-0109

September 6, 2006

Securities Exchange Act of 1934
Rules 13a-14(a) and 15d-14(a) and
Item 601(b)(31) of Regulation S-K

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Rydex Specialized Products LLC d/b/a "Rydex Investments", Sponsor of CurrencyShares Australian Dollar Trust (File No. 333-132362); Certification Rules for Quarterly and Annual Reports set forth in Exchange Act Rules 13a-14(a) and 15d-14(a) and Item 601(b)(31) of Regulation S-K

Ladies and Gentlemen:

This letter revises and replaces our letter to you dated August 16, 2006, which is hereby withdrawn.

We are writing on behalf of Rydex Specialized Products LLC, sponsor (the "Sponsor") of CurrencyShares Australian Dollar Trust (the "Trust"). The Sponsor, on behalf of itself and the Trust, hereby requests from the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") "no-action" relief from the rules governing the certification of disclosure in quarterly and annual reports adopted by the Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the "SOX Act") and set forth in Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Item 601(b)(31) of Regulation S-K (the certifications required by these particular laws, rules and regulations are referred to as "Certifications" in this letter). Specifically, we are requesting written confirmation that the Staff will not recommend enforcement action to the Commission if the Certifications filed with the Trust's periodic reports and signed by the Sponsor's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") deviate from the form of Certification set forth in Item 601(b)(31) of Regulation S-K, as described more fully herein. We believe that the relief requested in this letter is consistent with precedent, the public interest and the protection of investors and would further the purposes intended by the policies and provisions of the SOX Act and the Exchange Act.

1. The Trust and the Shares

A. Overview and Investment Objective of the Trust

The Trust is organized as a grantor trust formed under the laws of the State of New York. The Trust's only asset is Australian Dollars. The Trust issues baskets of shares of the Trust in exchange for deposits of Australian Dollars and distributes Australian Dollars in connection with redemptions of baskets. The investment objective of the Trust is for shares issued by the Trust, called Australian Dollar Shares (the "Shares"), to reflect the price of the Australian Dollar, net of interest earned and expenses paid. Each Share represents 100 Australian Dollars. The Trust does not engage in any activities designed to obtain a profit from, or ameliorate losses caused by, changes in the price of Australian Dollars. The Shares are intended to constitute a simple, liquid and cost-effective means of making an investment in Australian Dollars.

The Shares are continuously offered pursuant to a registration statement on Form S-1 (Commission File No. 333-132362) (the "Form S-1") filed by the Sponsor under the Securities Act of 1933, as amended (the "Securities Act"). The Shares are also registered on a Form 8-A pursuant to Section 12(b) of the Exchange Act. The Form S-1 registration statement was declared effective on June 14, 2006 and the Form 8-A registration statement became effective on June 22, 2006. The Bank of New York is the trustee of the Trust (the "Trustee"), JPMorgan Chase, N.A., London Branch, is the depository for the Trust (the "Depository"), and Rydex Distributors, Inc., an affiliate of the Sponsor, is the marketing agent for the Trust ("Rydex Distributors"). The Shares trade on the New York Stock Exchange (the "NYSE") under ticker symbol "FXA."

B. The Trust's Passive Structure and Limited Activities

The Trust was formed on June 8, 2006 when the Sponsor and the Trustee entered into the Depositary Trust Agreement (the "Trust Agreement") and the Sponsor deposited 100 Australian Dollars in the Trust's primary deposit account held by the Depository.[1] Mandatory and permissive Trust termination events are set forth in the Trust Agreement. The Trust will terminate on June 8, 2046 if not before that date.

The Trust qualifies as a "grantor trust" under the Internal Revenue Code of 1986, as amended (the "Code"). Consequently, the Trust itself is not subject to U.S. federal income tax, and the Trust's income and expenses "flow through" to the Shareholders. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under that Act.

[1] To form a trust, the laws of the State of New York require (1) a declaration of trust and (2) a deposit of property held for trust beneficiaries. The declaration of trust is contained in the Trust Agreement and, upon the initial deposit of 100 Australian Dollars, the Trust was validly formed.

The Trust is a passive investment vehicle. The only business and operational activities of the Trust are to hold Australian Dollars, to issue 50,000-Share units (each, a "Basket") in exchange for deposits of Australian Dollars and to distribute Australian Dollars in connection with redemptions of Baskets. Each Share represents a proportional interest, based on the total number of Shares outstanding, in the Australian Dollars owned by the Trust (including accrued interest), less the accrued but unpaid expenses of the Trust. The number of Shares outstanding increases and decreases as a result of the creation and redemption of Baskets. Baskets may be created or redeemed only by a Depository Trust Company ("DTC") participant that is a registered broker-dealer, or another securities market participant such as a bank or other financial institution that is not required to register as a broker-dealer to engage in securities transactions, and that has entered into a Participant Agreement with the Trustee and the Sponsor ("Authorized Participants"). Baskets are created in exchange for deposits of Australian Dollars by an Authorized Participant and, upon redemption of Baskets, Australian Dollars are delivered to an Authorized Participant. Authorized Participants may sell the Shares included in the Baskets to other investors. The Sponsor expects that the price of a Share will track fluctuations in the price of the Australian Dollar and will generally reflect accumulated interest as well as the estimated accrued but unpaid expenses of the Trust.

The Trust's assets consist solely of Australian Dollars held in two Australian Dollar-denominated demand deposit accounts maintained by the Depository. The primary deposit account earns interest; the secondary deposit account does not earn interest. The secondary deposit account is only used in connection with mid-month creations and redemptions of Baskets, to account for interest that has been earned on the primary deposit account during the month but not yet paid by the Depository, and to receive interest earned on the primary deposit account, pay Trust expenses and distribute any excess interest to Shareholders.

Other than Australian Dollars delivered under a redemption order, Australian Dollars held by the Trust will decrease only if (1) the Trust needs to sell Australian Dollars to pay Trust expenses, (2) the Trust terminates and liquidates its assets or (3) a sale or distribution of Australian Dollars is required by law or regulation. Any sale or distribution of Australian Dollars by the Trust will be a taxable event to Shareholders. It is expected that interest paid by the Depository on the Australian Dollars held by the Trust will be sufficient to pay the Sponsor's fee. The Sponsor's fee accrues daily at an annual nominal rate of 0.40% of the Australian Dollars in the Trust, which is paid monthly and is the Trust's only ordinary, recurring expense. Any additional interest earned on the Australian Dollars held by the Trust will be distributed to Shareholders monthly.

C. The Sponsor and Rydex Affiliates, Trustee and Depository

i. The Sponsor, its board and officers and Rydex Affiliates

The Sponsor of the Trust is Rydex Specialized Products LLC, a manager-managed Delaware limited liability company. The Sponsor was formed on September 14, 2005, initially to act as sponsor of Euro Currency Trust. The Sponsor has no function other than serving as the sponsor of Euro Currency Trust, this Trust and the following trusts that are currently in registration: CurrencyShares British Pound Sterling Trust (File No. 333-132361);

CurrencyShares Canadian Dollar Trust (File No. 333-132363); CurrencyShares Mexican Peso Trust (File No. 333-132367); CurrencyShares Swedish Krona Trust (File No. 333-132366); and CurrencyShares Swiss Franc Trust (File No. 333-132364) (collectively with Euro Currency Trust and this Trust, the "CurrencyShares Trusts").[2] The Trust has no employees, being serviced solely by the Rydex Affiliates (as defined below) and by outside professionals, all as elaborated below.

The Sponsor's sole member is PADCO Advisors II, Inc. ("PADCO II"), a Maryland corporation. PADCO II, along with its subsidiaries, and PADCO Advisors, Inc. ("PADCO"), manage more than 60 open-end mutual funds and eight exchange-traded funds with a combined net asset value of $14.1 billion at May 31, 2006. Since May of 2005, PADCO II has been managing two currency mutual funds. Unlike the Sponsor, which has no employees, PADCO II has twelve employees of its own to conduct its business. PADCO II, PADCO and Rydex Specialized Products LLC all conduct business under the name "Rydex Investments." Attached to this letter as Exhibit A is an organizational diagram of the Sponsor and its direct and indirect shareholders and PADCO II's sister companies. PADCO II has subsidiaries, unrelated to the Sponsor and the Trust, that do not appear on the diagram.

PADCO II is wholly-owned by Rydex Holdings, Inc. ("Rydex Holdings"), a Maryland corporation. Rydex Holdings is a holding company that is the sole owner of PADCO, PADCO II, Rydex Fund Services, Inc. ("Rydex Fund Services") and Rydex Distributors (collectively, "Rydex Affiliates"). Other than acting as the holding company for the Rydex Affiliates, Rydex Holdings has no operations, nor does it have any employees (we explain Rydex Holdings' limited oversight role below). All of the stock of Rydex Holdings is held by two irrevocable trusts, the 2003 Dynamic Irrevocable Trust (the "Dynamic Trust") and the 2003 Irrevocable Trust for the Family of Skip Viragh. The Dynamic Trust controls Rydex Holdings because it owns all of the voting stock of Rydex Holdings, either in its separate capacity or as Voting Trustee under the Rydex Holdings, Inc. Stock Trust Agreement dated December 31, 2005. The Dynamic Trust is an irrevocable trust formed under Pennsylvania law by Skip Viragh, the founder of Rydex Investments, during his lifetime; Katherine A. Viragh, Mark S. Viragh and Roger E. Young are trustees of the Dynamic Trust and control the decisions thereof by majority vote. Katherine A. Viragh and Mark S. Viragh also serve as directors of Rydex Holdings, along with Robert J. Viragh and Jean M. Dahl, neither of whom is a trustee of the trusts. Pursuant to the terms of the trust agreements, the trustees manage investments for the trusts' beneficiaries, who are members of Skip Viragh's family and charitable organizations.

[2] The structure of each CurrencyShares Trust is identical with the structure of all other CurrencyShares Trusts, the only difference among them being the foreign currency that each trust holds. Further, each CurrencyShares Trust has the same Sponsor, Trustee, Depository and marketing agent as all other CurrencyShares Trusts. Concurrently with the making of this no-action letter request relative to the Trust, the Sponsor is submitting letters requesting identical "no-action" relief for CurrencyShares British Pound Sterling Trust, CurrencyShares Canadian Dollar Trust, CurrencyShares Mexican Peso Trust, CurrencyShares Swedish Krona Trust and CurrencyShares Swiss Franc Trust.

Neither PADCO II, any of the other Rydex Affiliates, Rydex Holdings nor the Sponsor employs any internal auditors. Young, Brophy & Duncan, P.C. provides outsourced financial accounting and bookkeeping services for Rydex Holdings and outsourced bookkeeping services to PADCO II. Fitzgerald, Snyder & Co., P.C., of McLean, Virginia, a PCAOB-registered public accounting firm, audits the financial statements of Rydex Holdings and PADCO II, having been engaged for that purpose by the board of directors of Rydex Holdings and by the entire board of directors (there being no audit committee) of PADCO II.

The Sponsor is managed by a board of managers comprised of three persons, all of whom are elected by PADCO II.[3] Carl Verboncoeur is the CEO of PADCO II and the CEO and Treasurer of the Sponsor. Nick Bonos is the Senior Vice President of PADCO II and the CFO of the Sponsor; he also serves as the Sponsor's principal accounting officer. Michael Byrum is the President and Chief Investment Officer of PADCO II and the Secretary of the Sponsor. Messrs. Verboncoeur, Bonos and Byrum are the presently-elected directors of the Sponsor and also constitute the Sponsor's audit committee. These gentlemen are not employees of the Sponsor but are instead employees of various Rydex Affiliates. Specifically, Messrs. Verboncoeur and Byrum are employed by PADCO, while Mr. Bonos is employed by Rydex Fund Services. The Sponsor has no employees. Instead, all of the services required by the Sponsor in the conduct of its business are provided by Rydex Affiliates and outside professionals (*i.e.*, law and accounting firms).

As we use the terms "employee," "employer" and "employ" in this letter, we mean to invoke only the technical "tax" meaning of the employment relationship by identifying the business entity that issues a "W-2" form to a particular individual. Although Messrs. Verboncoeur and Byrum are "employed" by PADCO, by virtue of their offices in PADCO II and the Sponsor they also perform services for those entities. Likewise, Mr. Bonos, who is "employed" by Rydex Fund Services, also works for the Sponsor where he is an officer and a director.

Five of the twelve employees of PADCO II provide services to the Sponsor relating to the Trust but otherwise the employees and executive officers of PADCO II are not involved in the operations of the Trust. These PADCO II employees will focus on facilitating the relationship of the Sponsor with the Trustee and facilitating the delivery of services to the Sponsor by other Rydex Affiliates (particularly Rydex Distributors). Neither Rydex Holdings nor the trusts that own Rydex Holdings are directly involved in the operations of the Trust. Rydex Holdings is a holding company that functions as a private investment vehicle rather than a management company. Accordingly, Rydex Holdings conducts shareholder-level oversight of the businesses of the subsidiaries that are its assets. This oversight occurs at regularly-scheduled meetings in which the affairs of its subsidiaries are reviewed with the senior managers of the

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[3] Section 15 of the Limited Liability Company Agreement of the Sponsor provides that the Sponsor's managers may also be referred to as "directors" and the Sponsor's board of managers may also be referred to as a "board of directors." Throughout this letter, we have referred to the Sponsor's "directors" and the Sponsor's "board of directors."

subsidiaries. In these meetings, in general, the Sponsor receives neither more nor less attention from Rydex Holdings than other business units receive.

Further, neither PADCO II, Rydex Holdings nor the trusts that own Rydex Holdings are parties to the Trust Agreement. None of the Sponsor, Rydex Affiliates, Rydex Holdings, the Dynamic Trust or the 2003 Irrevocable Trust for the Family of Skip Viragh is an affiliate of the Trustee.

The Sponsor was responsible for forming the Trust, for registering the Shares and selecting the Depository. The Sponsor's responsibilities to the Trust are set forth in the Trust Agreement. The Sponsor generally oversees the performance of the Trustee and the Trust's principal service providers, but does not exercise day-to-day oversight of them. Although the Sponsor is not responsible for the day-to-day operation of the Trust and does not direct the activities of the Trustee, the Sponsor regularly communicates with the Trustee to monitor overall performance of the Trust. Specifically, the Sponsor monitors the interest rate paid by the Depository and has the right to instruct the Trustee to terminate the deposit account agreement between the Trust and the Depository (the "Deposit Account Agreement") if the Sponsor considers the interest rate to be noncompetitive. The Sponsor also evaluates the creation and redemption procedures. The Sponsor, with the assistance of Rydex Distributors and Rydex Fund Services, also maintains the website for the CurrencyShares Trusts (www.currencyshares.com). The Sponsor has employed Foley & Lardner LLP as legal counsel for the Trust.

On behalf of the Trust, the Sponsor also is responsible for the periodic reports, current reports on Form 8-K and any other Exchange Act reports required to be filed by the Trust with the Commission, including the financial statements of the Trust required to be included in such reports. Accounting division employees of Rydex Fund Services work with employees of the Trustee in the preparation of the financial statements for which the Sponsor is responsible. These financial statements will be reviewed or audited, as appropriate, by PCAOB-registered PricewaterhouseCoopers LLP, the independent certified public accountants of the Trust. The Trust's Quarterly Reports on Form 10-Q will be signed by Nick Bonos in his capacity as the CFO of the Sponsor. The Trust's Annual Reports on Form 10-K will be signed by Carl G. Verboncoeur in his capacity as the CEO of the Sponsor, Nick Bonos in his capacities as the CFO and the principal accounting officer of the Sponsor and a majority of the members of the Sponsor's board of directors. Any Current Reports on Form 8-K filed by the Trust will likely be signed by the CEO of the Sponsor, Carl G. Verboncoeur. We are not requesting no-action relief on behalf of the Sponsor with regard to the signature requirements of the Trust's periodic reports or current reports.

In the course of the preparation of the financial statements to be included in periodic reports, current reports and any other Exchange Act reports required to be filed by the Trust, accounting employees of Rydex Fund Services, on behalf of the Sponsor review, revise and verify the accuracy of information provided by the Trustee; Pricewaterhouse Coopers LLP reviews or audits, as appropriate, the financial statements of the Trust. Section 5.7 of the Trust Agreement requires the Trustee "to furnish to the Sponsor any information from the records of the Trust that the Sponsor reasonably requests in writing that is needed to prepare any filing or submission that the Sponsor or the Trust is required to make" with the Commission. Section 8.1

of the Deposit Account Agreement requires the Depository to "issue, on a daily basis, balance and transactions reports" for the deposit accounts for the previous banking day, and to "send a periodic statement of account" for the deposit accounts as agreed with the Trust. These reports are being provided to the Sponsor and the Trustee. Neither the Trust Agreement nor the Deposit Account Agreement requires information to be provided by the Trustee or the Depository directly to the Sponsor's CEO and CFO. In performing their duties, however, the Sponsor's CEO and CFO will have access to the information provided to Rydex Fund Services and financial statements reviewed or audited by PricewaterhouseCoopers LLP and can be expected to review that information periodically.

The Sponsor was responsible for all organizational expenses of the Trust and is obligated under the Trust Agreement to assume and pay the following administrative and marketing expenses of the Trust: the Trustee's monthly fee, typical maintenance and transaction fees charged by the Depository,[4] listing fees of the NYSE, registration fees charged by the Commission, printing and mailing costs, audit fees, legal expenses not in excess of $100,000 per year and any applicable license fees. These administrative and marketing expenses are paid by the Sponsor out of the Sponsor's fee.

The activities and responsibilities of the Sponsor could change if the Sponsor and Trustee were to amend the Trust Agreement, which is not expected. We acknowledge that this no-action request is limited to the present descriptions set forth in this letter and does not encompass future changes, for example, to the structure of the Trust or the Sponsor. Neither the Trustee nor the owners of the Shares will have the authority to remove the Sponsor as sponsor of the Trust. The Sponsor, however, may resign; in that case, the Trustee would be required to appoint a successor sponsor, to act as sponsor itself or to terminate the Trust.

The Sponsor does not and will not engage in activities unrelated to its duties as the sponsor of the CurrencyShares Trusts.

To qualify as a grantor trust under the Code, which is an essential feature of the Trust, the Trust cannot be actively managed. Although it is theorectically possible for a grantor trust to have officers and directors, this would be highly unusual because they would not have any authority or discretion to vary the investments of the trust.[5] Accordingly, the Trust has no directors, officers or employees, and is not actively managed.

As noted above and in accordance with Section 5.1 of the Trust Agreement, the Sponsor generally oversees the performance of the Trustee and the Trust's principal service providers, but does not exercise day-to-day oversight of the Trust. Currently, the Sponsor has a board of directors, it has an audit committee consisting of all three incumbent directors (Messrs. Verboncoeur, Bonos and Byrum), and three executive officers (the same three gentlemen). The

[4] Other than the maintenance and transaction fees, the Depository will not be paid a fee by the Sponsor or the Trust.

[5] Treas. Reg. § 301.7701-4(c)(1) (an "investment trust" is not treated as a trust for tax purposes if any person has a power under the trust agreement to vary the investment of the certificate holders).

Sponsor's board of directors, among other bodies, is responsible for oversight of the Sponsor and the Trust.

More specifically, the Sponsor's audit committee and its entire board of directors, who are the same three people in each case, are responsible in the first instance for overseeing the accounting and financial reporting processes of the Trust, audits of the financial statements of the Trust and compliance by the Trust with internal control requirements and disclosure controls and procedures imposed by the SOX Act and implementing SEC regulations. Additional oversight and control is afforded by PADCO II, as explained below.

The Sponsor's audit committee has sole authority to retain and terminate the external auditors for the Trust, including sole authority to approve the fees and terms of retention of such auditors. The Sponsor's audit committee has unlimited access to the external auditors of the Trust. The Sponsor's audit committee will evaluate the external auditor's qualifications, performance and independence, including that of the lead partner. The audit committee has retained PCAOB-registered PricewaterhouseCoopers LLP as the independent certified public accountants of the Trust. PricewaterhouseCoopers LLP audited the financial statements of the Trust included in the Form S-1 and will audit the financial statements and will provide an attestation report on management's assessment of internal control over financial reporting and its opinion on internal control over financial reporting in the Trust's periodic reports. Additionally, these auditors will have direct access to the Sponsor's audit committee. The foregoing responsibilities are currently the only responsibilities of the audit committee, although these responsibilities may be augmented by the Sponsor's board of directors.

The executive officers of the Sponsor are a CEO (who also serves as the Treasurer), a CFO (who also serves as the principal accounting officer) and a Secretary. The CEO and CFO of the Sponsor serve as the Sponsor's principal executive officer and principal financial officer, respectively. While the Sponsor's CEO and CFO exercise oversight of the Sponsor and the Trust, they do not oversee the day-to-day operations of the Trust, as the Trust is a passive investment vehicle that is not actively managed. The CEO and CFO report to the Trust's auditors, to PADCO II's auditors, to PADCO II's board of directors, to the Sponsor's audit committee and to the board of directors of Rydex Fund Services all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Trust's or the Sponsor's ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves persons who have a significant role in the Trust's or Sponsor's internal control over financial reporting. These deficiencies, weaknesses and frauds are referred to as "Reportable Information" in this letter.

The Sponsor's CFO will, from time to time, present a status report about the Trust to the Sponsor's audit committee. The Sponsor's CEO and CFO will also provide quarterly written reports about the Trust's status to the Sponsor's entire board. In addition, the Sponsor's CEO and CFO are responsible for establishing and maintaining the disclosure controls and procedures of the Trust and the Trust's internal control over financial reporting and will provide periodic reports to the Sponsor's audit committee with respect to the status of the Trust's compliance with Section 404 of the SOX Act. The CEO and the CFO of the Sponsor are not actively managing the Trust in the manner that a principal executive officer and a principal financial officer of a more conventional registrant would employ. They are the persons, however, who most closely resemble the principal executive officer and principal financial officer of a conventional, actively-managed registrant.

Because the Sponsor has no employees whatsoever and has no officers or directors other than Messrs. Verboncoeur, Bonos and Byrum, various employees of the Rydex Affiliates, together with outside professionals (*i.e.*, the accounting and law firms identified in this paragraph) retained by the Sponsor, perform services relating to the Trust. For example, employees of PADCO II oversee the relationships between the Sponsor and the Trustee, the Sponsor and the Depository and the Sponsor and Authorized Participants. They also monitor the Basket creation and redemption processes and the interest rate paid by the Depository. For Rydex Holdings and its direct and indirect subsidiaries, including but not limited to PADCO II, accounting services are provided by Rydex Fund Services; Young, Brophy & Duncan, P.C. provides outsourced bookkeeping services to PADCO II and Fitzgerald, Snyder & Co., P.C. provides auditing services to PADCO II. Accordingly, it is employees in the accounting division of Rydex Fund Services, working with employees of the Trustee, who prepare the financial statements required in the periodic reports filed by the Trust. Employees of Rydex Distributors are responsible for developing a marketing plan for the Trust, preparing marketing materials regarding the Shares, including the content on the website for the CurrencyShares Trusts, executing the marketing plan for the Trust and providing strategic and tactical research on the global foreign exchange market. Foley & Lardner LLP has been engaged to serve as legal counsel to the Trust.

With respect to internal control over financial reporting, the roles and resources of the Sponsor, its CEO and CFO and the Sponsor's service providers are strengthened significantly by the role and resources of the Sponsor's sole shareholder, PADCO II. PADCO II, like PADCO, manages numerous funds offered by Rydex Investments. PADCO II has twelve employees, who perform a variety of functions including management, fund advice, sales and marketing and human resources. As we explain elsewhere, the accounting services needed by the Sponsor are provided by Rydex Fund Services; PricewaterhouseCoopers LLP provides auditing services to the Trust. To the extent that PADCO II employees servicing the Sponsor have accounting training and acumen, they will read accounting information that comes to them from time to time in the course of performing their duties and can be expected to disclose any and all Reportable Information "up the ladder" to the PADCO II board of directors. PADCO II also has a board of directors that meets quarterly with management to discuss the affairs of PADCO II and its subsidiaries, including the Sponsor. This board oversees the Sponsor and other PADCO II subsidiaries from the shareholder level and, accordingly, does not concern itself with, or engage in, day-to-day management of the Sponsor. The PADCO II board of directors and the Rydex Fund Services board of directors both exclude all of the officers of the Sponsor. Accordingly, PADCO II's board excludes the CEO and CFO of the Sponsor, who are the individuals we suggest should sign the Certifications. Although PADCO II does not have an audit committee, it does have a firm of external auditors, PCAOB-registered Fitzgerald, Snyder & Co., P.C., which has been engaged by, and reports to, the PADCO II board of directors. PADCO II's board functions as an audit committee in receiving and processing these reports because PADCO II does not have a stand-alone audit committee. As explained more fully below, we propose to modify the Certifications to reflect internal control processes in which Reportable Information is disclosed to PADCO II's external auditors and board of directors.

ii. The Trustee

The Bank of New York, a banking corporation with trust powers organized under the laws of the State of New York, serves as the Trustee of the Trust. The Trustee's duties are primarily ministerial and the Trustee has little discretion under the Trust Agreement. The Trustee is not responsible for the overall performance of the Trust. The Trustee is responsible for the day-to-day administration of the Trust, including keeping the Trust's operational records. Specifically, the Trustee's responsibilities, as set forth in the Trust Agreement, are to pay the Trust's expenses (which will ordinarily be only the Sponsor's fee), to calculate the net asset value ("NAV") of the Trust and the NAV per Share each business day, as described below, to receive and process orders from Authorized Participants to create and redeem Baskets and to coordinate the processing of such orders with the Depository and DTC. Finally, following payment of the Sponsor's fee and other Trust expenses, if any, the Trustee will convert any interest earned by the Trust that exceeds the Trust's expenses into U.S. dollars and distribute this amount to the Shareholders. Shareholders of record on the record date fixed by the Trustee for any distribution are entitled to receive their pro-rata portions of the distribution.

As noted above, Section 5.7 of the Trust Agreement requires the Trustee "to furnish to the Sponsor any information from the records of the Trust that the Sponsor reasonably requests in writing that is needed to prepare any filing or submission that the Sponsor or the Trust is required to make" with the Commission. In connection with this requirement and as noted above, employees of the Trustee work with accounting division employees of Rydex Fund Services in the preparation of the finanical statements of the Trust for which the Sponsor is responsible.

The Trustee determines the NAV of the Trust each business day by valuing the Australian Dollars held by the Trust on the basis of the "Noon Buying Rate," which is the U.S. dollar/Australian Dollar exchange rate as determined by the Federal Reserve Bank of New York as of 12:00 p.m. (New York time) on each day that the NYSE is open for regular trading.[6] Investors may obtain, 24 hours a day, foreign exchange pricing information based on the spot price of Australian Dollars from various financial information service providers. Current spot prices are also generally available with bid/ask spreads from foreign exchange dealers. In addition, the website of the CurrencyShares Trusts provides ongoing pricing information for Australian Dollar spot prices and the Shares. Market prices for the Shares are also available from a variety of sources, including brokerage firms, financial websites and other information

[6] To calculate the NAV, the Trustee adds to the amount of Australian Dollars in the Trust at the end of the preceding day accrued but unpaid interest, Australian Dollars receivable under pending purchase orders and the value of other Trust assets, and subtracts the accrued but unpaid Sponsor's fee, Australian Dollars payable under pending redemption orders and other Trust expenses and liabilities, if any.

service providers. The NAV of the Trust is published by the Sponsor each day that the NYSE is open for regular trading and is posted on the website for the CurrencyShares Trusts.

Under the Trust Agreement, the Sponsor has some direction over certain activities of the Trustee. Specifically, the Trustee shall effect a split or a reverse split of the Shares if requested to do so by the Sponsor; when a record date must be fixed, the Trustee does so in consultation with the Sponsor; and the Sponsor can direct the Trustee to sell Australian Dollars if such sale is required by law or regulation.

In addition, the Sponsor may, in its sole discretion, direct the Trustee to terminate the Trust if any of the following events occur:

- the Shares are de-listed from the NYSE and are not listed for trading on another U.S. national securities exchange or through the NASDAQ Stock Market within five business days from the date the Shares are de-listed;

- the Commission determines that the Trust is an investment company under the Investment Company Act of 1940, as amended;

- the NAV of the Trust remains less than $100 million for 30 consecutive business days at any time after the first 90 days of the Shares being eligible for trading on the NYSE;

- all of the Trust's assets are sold;

- the aggregate market capitalization of the Trust, based on the closing price for the Shares, remains less than $300 million for five consecutive trading days; or

- the DTC is unwilling or unable to perform its functions under the Trust Agreement.

The Trustee can be removed by the Sponsor only if the Trustee is adjudged bankrupt or insolvent, or a receiver for the Trustee or its property has been appointed or a trutee or liquidator or any public officer has taken charge or control of the Trustee or of its property or affairs.

iii. The Depository

The Depository was selected solely by the Sponsor but, pursuant to Section 6.6 of the Trust Agreement, is "subject at all times and in all respects to the directions of the Trustee and will be responsible solely to it." Pursuant to Section 6.6 of the Trust Agreement, the Trustee shall terminate the Deposit Account Agreement if the Trustee is directed to do so by the Sponsor.

The Depository accepts Australian Dollars deposited with it by Authorized Participants in connection with the creation of Baskets and facilitates the transfer of Australian Dollars into and out of the Trust through the Australian Dollar deposit accounts maintained with it by the Trust.

D. The Shares and Shareholders' Limited Rights

The Shares represent units of fractional undivided beneficial interest in, and ownership of, the Trust, and have no par value. Shares are issued and redeemed by the Trust in integral Baskets, and only Authorized Participants are permitted to create or redeem Baskets. The Trustee is authorized under the Trust Agreement to create and issue an unlimited number of Shares. Any creation and issuance of Shares in excess of the amount registered with the Commission on the Form S-1 will be registered on a separate registration statement filed by the Sponsor with the Commission (and registered for listing on the NYSE).

All shares are evidenced by global certificates issued by the Trustee to DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates will evidence all of the Shares outstanding at any time. The Shares are transferable only through the book-entry system of DTC. A Shareholder that is not a DTC participant will only be able to transfer its Shares through DTC by instructing the DTC participant holding its Shares (or by instructing the indirect DTC participant or other entity through which its Shares are held) to transfer the Shares. Transfers are to be made in accordance with standard securities industry practice.

Individual Shares are listed on the NYSE and trade under the ticker symbol "FXA." The Shares are traded in the secondary market in the same manner as other equity securities. Bear Hunter Structured Products LLC, the member firm appointed by the NYSE to be the specialist of the Trust's Shares, maintains a market for the Shares that will trade on the NYSE. The price of the Shares trading in the secondary market is based on a current bid/offer market. Transactions involving the sale of Shares in the secondary market -- which are between purchasers and sellers and do not involve the Trust – are subject to customary brokerage commissions and charges. The price of the Shares on the NYSE has not varied materially from the value of the Australian Dollars (plus interest and less expenses) represented by such Shares due to the arbitrage opportunities resulting from the creation and redemption mechanics available to the Authorized Participants.

If interest earned on the Australian Dollars held by the Trust exceeds Trust expenses, the Trustee will convert the excess Australian Dollars into U.S. dollars and distribute it monthly to Shareholders as described above.

As disclosed in the "Risk Factors" section of prospectus contained in the Form S-1, owners of Shares do not have the rights typically available to shareholders of a business corporation, including, for example, the right to bring "oppression" or "derivative" actions. Apart from the rights afforded to them by federal and state securities laws, Shareholders have only those limited rights relative to the Trust, the Trust property and the Shares that are set forth in the Trust Agreement. They do not have the right to elect directors of the Sponsor. Pursuant to the Trust Agreement, Shareholders representing 75% or more of the Shares outstanding may elect to terminate the Trust. Additionally, Shareholders representing 66-2/3% or more of the Shares outstanding may vote to remove the Trustee. Shareholders may not vote on any other matter.

If the Trust is terminated and liquidated, then the Trustee will distribute to the Shareholders, upon surrender of their Shares, Australian Dollars held by the Trust.

2. Request for Relief

A. Application of Certification Rules Adopted Under Section 302 of the SOX Act and Set Forth in Exchange Act Rules 13a-14(a) and 15d-14(a) and Item 601(b)(31) of Regulation S-K

The Trust is subject to the reporting requirements of Sections 13 and 15(d) of the Exchange Act and the requirements to file Certifications with its periodic reports as set forth in Section 302 of the SOX Act, Exchange Act Rules 13a-14(a) and 15d-14(a) and Item 601(b)(31) of Regulation S-K. The Sponsor, on behalf of itself and the Trust, requests no-action relief from the Staff regarding the Certifications. Specifically, the Sponsor requests written assurance that the Staff will not recommend enforcement action to the Commission if the Certifications filed with the Trust's periodic reports and signed by the Sponsor's CEO and CFO are modified in the manner set forth in Exhibit B to this letter.

As described above, the Trust, being a grantor trust, is a passive investment vehicle with no directors or audit committee and no officers or employees of its own. The Trust acts only through the Trustee and the Sponsor. The Trustee's purposes and activities are ministerial -- to issue and redeem Shares in exchange for deposits and distributions of Australian Dollars, to hold Australian Dollars through the Depository, to distribute interest remaining after payment of expenses to Shareholders, to sell Australian Dollars if necessary to pay the Trust's expenses if interest earned is insufficient, and to work with accounting division employees of Rydex Fund Services in the preparation of the financial statements of the Trust for which the Sponsor is responsible. The Sponsor has no employees, either. Its three officers oversee performance of the Trust and the Trust's principal service providers, but do not exercise day-to-day oversight of them and do not direct the activities of the Trustee.

Given the passive nature of the Trust and the fact that the Trust has no directors or officers, as described more fully above, the Sponsor's principal executive officer and principal financial officer are the only persons in a position to file the Certifications. We propose that they do so.

The Sponsor is responsible for the Trust's periodic reporting with the Commission and the Sponsor's audit committee has engaged PricewaterhouseCoopers LLP as the independent auditor for the Trust. Of all of the Trust's service providers, it is the Sponsor that has the most significant interest in the success of the product and compliance of the Trust with the securities laws. Officers of the Trustee are not the appropriate persons to sign the Certifications, given the Trustee's limited role and ministerial duties set forth in the Trust Agreement and described above.

To allow the Sponsor's principal executive officer and principal financial officer to sign the Certifications, certain words and phrases in the Certifications must be altered to be factually correct. We have highlighted in bold the parts of the Certifications that must be altered, and the full text of the proposed Certifications is set forth in Exhibit B.

- "The **registrant's other certifying officer(s)** and **I** are responsible for establishing and maintaining disclosure controls and procedures . . . and internal control over financial reporting . . . for the registrant . . . . "

The Trust, the "registrant," has no officers and therefore cannot certify that "the registrant's other certifying officers" are responsible for disclosure controls. Therefore, we propose that the Sponsor's principal executive officer and principal financial officer sign the Certifications. We propose the following modification to the text quoted above:

- "The **other certifying officer** and **I** are responsible for establishing and maintaining disclosure controls and procedures . . . and internal control over financial reporting . . . for the registrant . . . . "

The Certifications also state:

- "The **registrant's** other certifying **officer(s)** and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and **the audit committee of the registrant's board of directors** (or persons performing the equivalent functions):"

The Trust, which is the "registrant," has no board of directors or audit committee. We propose the following modification to the text quoted above:

- "The other certifying **officer** and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors **and PADCO Advisors II, Inc.'s auditors and the board of directors of PADCO Advisors II, Inc. and the board of directors of Rydex Fund Services, Inc. and the audit committee of Rydex Specialized Products LLC's board of managers** (or persons performing the equivalent functions):"

We believe that the proposed modifications appropriately tailor the Certifications to the particular circumstances of the Sponsor and the Trust. As described in Section 1.C. of this letter, the Sponsor oversees the Trust's principal service providers, evaluates the creation and redemption procedures, monitors the interest rate and may terminate the Deposit Account Agreement, prepares and files the Trust's periodic reports, will file any required prospectus supplements and post-effective amendments to the Form S-1, pays the Trust's service providers, maintains the website for the CurrencyShares Trusts and, under some circumstances, has the discretion to terminate the Trust and liquidate its assets. Also of significance, PADCO II's entire board of directors and external auditors will receive disclosures of any and all Reportable Information, according to the protocol stated in Section 1.C. and articulated in the modified Certifications suggested above. The individuals who constitute the PADCO II board and who are employed by PADCO II's external auditors exclude the individuals who will be signing the Certifications. Accordingly, PADCO II's board and auditors are each in a position to act as a "check" on decisions made by the Sponsor's CEO and CFO in response to disclosures of Reportable Information.

Subparagraph b. of the same paragraph of the Certifications states that the certifying officer has disclosed:

- "(b) Any fraud, whether or not material, that involves **management or other employees** who have a significant role in the registrant's internal control over financial reporting"

The Trust has no officers or employees. Therefore, we propose broadening this Certification to state:

- "(b) Any fraud, whether or not material, that involves **persons** who have a significant role in the registrant's internal control over financial reporting"

We believe the modifications set forth above permit the Trust to meaningfully comply with the requirements of Section 302 of the SOX Act, Exchange Act Rules 13a-14(a) and 15d-14(a) and Item 601(b)(31) of Regulation S-K.

B. Discussion and Precedents

As described below, the Staff has agreed on several occasions to grant relief and permit modification of the Certifications where the structures of the reporting entities prevent literal compliance with the Certifications. In fact, the Commission adopted rules in 2004 acknowledging the need to modify the Certifications for asset-backed issuers, as described below.[7] We acknowledge that interpretive guidance and no-action relief granted by the Staff in the letters described below is limited to the facts and circumstances described in the particular letters.

In *Bank of America N.A.* (Nov. 13, 2002), the Staff stated that royalty trusts could modify the Certifications and be in compliance with Rules 13a-14(a) and 15d-14(a) of the Exchange Act. The trusts in *Bank of America* were Delaware and Texas statutory trusts that held the net profits of royalty interests in oil and gas properties. Like the Trust, these trusts were passively managed and were prohibited from engaging in business and commercial activities. These trusts also had no officers, directors or audit committees. Therefore, the Staff granted relief to permit modified Certifications to be signed by the trustees.

In *Mitsubishi Motors Credit of America, Inc.* (Mar. 27, 2003), the Staff stated that a securitization trust would be in compliance with Rules 13a-14(a) and 15d-14(a) of the Exchange Act if its trustees provided the same certifications required of asset-backed issuers. The securitization trust held receipts from automobile leases and loans. Like the Trust, the securitization trust was passively managed and had no officers, directors or audit committee.

[7] Asset-Backed Securities Rule (Rel. Nos. 33-8518 and 34-50905) dated December 22, 2004 and effective March 8, 2005.

Therefore, the Staff granted interpretive relief to permit modified Certifications signed by the trustees.

In *Merrill Lynch Depositor, Inc.* (Mar. 28, 2003), the Staff stated that certain investment trusts could modify the Certifications and be in compliance with Rules 13a-14(a) and 15d-14(a) of the Exchange Act. The trusts held investment-grade securities or trust-preferred securities. The trusts were passively managed and had no officers, directors or audit committees. Each trust had both a depositor and a trustee. Pursuant to the trust agreement, the depositor had responsibilities similar to those of the Sponsor. The depositor was responsible for arranging for the deposit of securities into the trust, paying the trust's expenses and filing periodic reports with the Commission. The trustee performed ministerial duties, including making distributions to investors, establishing accounts, providing proxy statements to investors and periodically reporting to investors. Given the role of the depositor and the trustee, the Staff stated that it would not recommend enforcement action if modified Certifications were signed by officers of the depositor.

In *Hechinger Liquidation Trust* (May 14, 2003), the Staff stated that it would not recommend enforcement action if a liquidation trust modified the Certifications. The liquidation trust was formed to liquidate assets of an insolvent company that was subject to a liquidation plan approved by a federal bankruptcy court. The liquidation trust was actively managed by a liquidation trustee but had no officers, directors or an audit committee. A committee representing creditors had oversight of the liquidation trustee. The liquidation trustee, however, had substantial power and authority, including all power and authority that could have been exercised by any officer, director or shareholder of the company subject to liquidation. Therefore, the Staff granted no-action relief in regard to modified Certifications to be signed by the liquidation trustee.

On December 22, 2004, the Commission adopted rules codifying in Item 601(b)(31)(ii) of Regulation S-K the Staff position that certain asset-backed issuers could file modified Certifications (Rel. Nos. 33-3518 and 34-50905). Because asset-backed issuers typically lack a principal executive officer and a principal financial officer, Item 601(b)(31)(ii) permits the senior officer in charge of the securitization of the depositor or the senior officer in charge of the servicing function of the servicer to sign the Certifications. Furthermore, the Certifications were tailored in other respects to reflect the unique characteristics of asset-backed issuers.

All of the examples given above demonstrate the willingness of the Staff and the Commission to permit modifications of the Certifications to accommodate the particular circumstances of issuers that do not conform to the prototypes for which the Certification requirements were drafted. With respect to trusts, the Staff has typically permitted the trustee of a trust to execute the Certifications when the trust lacks officers and a board of directors. In *Merrill Lynch Depositor, Inc.*, however, the depositor was permitted to execute the Certifications on behalf of the trust, despite the fact that there was also a trustee, since the depositor's duties included responsibility to file periodic reports with the Commission and the trustee's duties were ministerial. Consistent therewith and as described below, when the Staff has considered trusts that had sponsors, like the Trust, the Staff has permitted the sponsors of the trusts to execute the Certifications.

We believe that the Trust's operations and the duties and responsibilities of the Sponsor are identical to those of Euro Currency Trust ("Euro Trust"), and are virtually indistinguishable from those of streetTRACKS Gold Trust ("streetTRACKS Trust") and iShares COMEX Gold Trust ("iShares Trust"), as described in the *Euro Currency Trust* no-action letter made publicly available on March 22, 2006 ("*Euro Currency*"), the *streetTRACKS Gold Trust* no-action letter made publicly available on February 18, 2005 ("*streetTRACKS Gold*") and the *iShares COMEX Gold Trust* no-action letter made publicly available on May 19, 2005 ("*iShares Gold*").

In *Euro Currency*, the Staff stated that it would not recommend enforcement action if Euro Currency Trust filed modified Certifications signed by the principal executive officer and principal financial officer of the sponsor of Euro Currency Trust. The Certifications were modified to require the certifying officers to disclose Reportable Information to Euro Currency Trust's auditors, to its sponsor's parent's auditors, to its sponsor's parent's board of directors, to the board of directors of Rydex Fund Services and to its sponsor's audit committee. The Trust is structured in exactly the same manner as Euro Currency Trust; that is, as a grantor trust formed under New York law solely for the purpose of offering, on a continual basis, a non-diversified, exchange-traded financial product designed to track the price of foreign currency held by the trust. Like Euro Currency Trust, the Trust is a passive investment vehicle that does not have a board of directors or officers and is not be actively managed. Further, the entities that serve as the Sponsor, Trustee, Depository and marketing agent of the Trust are the same entities that serve in those capacities for Euro Currency Trust. Finally, because the Sponsor of the Trust, Rydex Specialized Products LLC, is also the sponsor of Euro Currency Trust, all of the Rydex Affiliates who service the Trust also service Euro Currency Trust and therefore the same procedures and controls that have been established for Euro Currency Trust are employed by Rydex Specialized Products LLC as Sponsor of the Trust. Accordingly, the processes we are proposing for the reporting of significant deficiencies, material weaknesses and fraud, as well as the particular modifications that we are proposing to the Certifications, will provide identical protection to investors in the Trust as do the processes and Certifications accepted in Euro Currency Trust.

In *streetTRACKS Gold*, the Staff stated that it would not recommend enforcement action if the streetTRACKS Trust filed modified Certifications signed by the principal executive officer and principal financial officer of the streetTRACKS Trust's sponsor. Like the streetTRACKS Trust, the Trust is a special-purpose grantor trust formed under New York law solely to offer, on a continual basis, a non-diversified, exchange-traded financial product designed to track the price of assets held by the Trust. Also like the streetTRACKS Trust, the Trust has no officers, directors or audit committee. Similarly, the trustee of the streetTRACKS Trust performs only ministerial duties and the sponsor has authority to make decisions on behalf of the trust, as is the case with the Trust.

In *streetTRACKS Gold*, paragraph five of the Certifications was modified to require the certifying officers to make certain disclosures to streetTRACKS Trust's auditors, to the sponsor's parent's auditors, to the audit committee of the sponsor's parent's board of directors and to the sponsor's external auditors. Likewise, the proposed form of Certification in Exhibit B to this letter would require the certifying officers to make disclosures to the Trust's auditors, to the Sponsor's parent's (*i.e.*, PADCO II's) auditors, to the Sponsor's parent's (*i.e.*, PADCO II's) board of directors, to the board of directors of Rydex Fund Services and to the Sponsor's audit committee. The distinction between *streetTRACKS Gold* and the present situation is that the sponsor of streetTRACKS Trust had external auditors and the Sponsor does not. Unlike the streetTRACKS Trust's sponsor, however, the Sponsor does have a board of directors whose members also function as the audit committee of the Sponsor.

The internal control protocol stated in this letter and reflected in paragraph 5 of the form of Certification attached as Exhibit B requires that relevant information be reported to PADCO II's board of directors, the audit committee of the Sponsor's board of directors and the Rydex Fund Services board of directors and reported "out" to the Trust's external auditors and PADCO II's external auditors. These external auditors, in the course of examining PADCO II's financial statements, will necessarily receive and evaluate relevant information received concerning the Sponsor and the Trust; they can be expected to apprise their clients of any significant deficiency, material weakness or fraud.

For these reasons, we believe that the processes we are proposing for the reporting of significant deficiencies, material weaknesses and fraud, as well as the particular modifications that we are proposing to the Certifications, are no less protective of investors than the processes and Certifications accepted in *streetTRACKS Gold.*

In *iShares Gold*, the Staff also said that it would not recommend enforcement action if the iShares Trust modified the Certifications and if the Certifications were signed by an officer of the iShares Trust's sponsors. Like the iShares Trust, the Trust is a special-purpose grantor trust formed under New York law solely to offer, on a continual basis, a non-diversified, exchange-traded financial product designed to track the price of assets held by the Trust. Also like the iShares Trust, the Trust has no officers, directors or audit committee.

In *iShares Gold,* paragraph five of the Certifications was modified to require the certifying officers to make certain disclosures to the trust's auditors, the auditors of the trust's sponsor and the audit committee of the sponsor's board of directors. Because the sponsor of the iShares Trust had an operating history, independent business activities, its own board of directors and an audit committee of the board of directors and was and is subject to the oversight of, and regulation by, the Office of the Comptroller of the Currency -- none of which is present in this case -- we are not requesting the same no-action relief given in *iShares Gold.* We are proposing to require "reporting up" to the Sponsor's parent's board of directors and external auditors, as well as reporting to the board of directors of Rydex Fund Services, whereas the *iShares Gold* protocol does not require reporting above the sponsor level. Because of the similarities between PADCO II and the iShares Trust's sponsor, however, we believe that the processes we are proposing for the reporting of significant deficiencies, material weaknesses and fraud, as well as the particular modifications that we are proposing to the Certifications, are no less protective of investors than the processes and Certifications accepted in *iShares Gold.*

As can be seen from the Staff's no-action positions in *Euro Currency*, *streetTRACKS Gold* and *iShares Gold*, the Certification requirements should be tailored to the unique characteristics of passive investment vehicles, such as the Trust. We submit that the proposed modifications to the Certifications stated in this letter are consistent with precedent, the purposes of the securities laws and the protection of investors.

Accordingly, on behalf of the Sponsor we respectfully request confirmation in writing from the Staff that it will not recommend enforcement action to the Commission if the Sponsor, on behalf of the Trust, files Certifications executed by its principal executive and financial officers in the form of Exhibit B as exhibits to the Quarterly Reports on Form 10-Q and the Annual Reports on Form 10-K that the Sponsor will file on behalf of the Trust.

Any questions or concerns about this request should be directed to the undersigned at (313) 234-7107 or Patrick Daugherty at (313) 234-7103. Should the Staff believe, for any reason, that it is unable to grant the relief that we are requesting, we would appreciate the opportunity to discuss the matter before the issuance of a negative response.

FOLEY & LARDNER LLP

By Yvette M. VanRiper
Yvette M. VanRiper

cc: Patrick Daugherty, Esq. (Foley & Lardner LLP)
George T. Simon, Esq. (Foley & Lardner LLP)

<u>Exhibit A</u>

Organizational Diagram

(See attached)

Rydex Specialized Products LLC Organizational Diagram

(as of September 6, 2006)

Note: In each case expect one, the company immediately above the subject is the sole shareholder of the subject. The one exception is Rydex Holdings, Inc., owned by two trusts and controlled by one, as described below in the "Rydex Holdings, Inc." section.



2003 Dynamic Irrevocable Trust ("Dynamic Trust")
Trustees: Katherina A. Viragh, Mark S. Viragh and Roger E. Young
Rydex Holdings, Inc.
This entity is owned by the Dynamic Trust and the 2003 Irrevocable Trust for the Family of Skip Viragh. The Dynamic Trust controls Rydex Holdings, Inc. because it owns all of the voting stock of Rydex Holdings, Inc., either in its separate capacity or as Voting Trustee under the Rydex Holdings, Inc. Stock Trust Agreement dated December 31, 2005. The Dynamic Trust appoints the full board of directors annually and the appointed officers appoint the officers of Rydex Holdings, Inc.
Board of Directors: Robert J. Viragh, Mark S. Viragh, Katherine A. Viragh and Jean M. Dahl. Rydex Holdings, Inc. has no audit committee. Officers: Carl G. Verboncoeur is the CEO and no CFO has been appointed.
PADCO Advisors, Inc.
Board of Directors: Robert J. Viragh, Mark S. Viragh, Kätherine A. Viragh and Jean M. Dahl.
PADCO Advisors, Inc. has no audit committee.
Officers: Carl G. Verboncoeur is the CEO and Treasurer and no CFO has been appointed
PADCO Advisors II, Inc.
Board of Directors: Robert J. Viragh, Mark S. Viragh, Katherine A. Viragh and Jean M. Dahl.
PADCO Advisors II, Inc. has no audit committee. The external auditors for PADCO Advisors II, Inc. is Fitzgerald, Snyder & Co.
Officers: Carl G. Verboncoeur is the CEO and Treasurer and no CFO has been appointed
Rydex Fund Services, Inc.
Board of Directors: Robert J. Viragh, Mark S. Viragh, Katherine A. Viragh and Jean M. Dahl.
Rydex Fund Services, Inc. has no audit committee.
Officers: Carl G. Verboncoeur is the CEO and Treasurer and no CFO has been appointed
Rydex Distributors, Inc.
Board of Directors: Robert J. Viragh, Mark S. Viragh, Katherine A. Viragh and Jean M. Dahl.
Rydex Distributors, Inc. has no audit committee.
Officers: Carl G. Verboncoeur is the CEO and Treasurer and Peter Brophy is the CFO.
Rydex Specialized Products LLC
This entity is the Sponsor of the CurrencyShares Trusts. Board of Directors: Carl G. Verboncoeur, Nick Bonos and Michael Byrum. Audit Committee: Carl G. Verboncoeur, Nick Bonos and Michael Byrum. The Audit Committee appoints the Trust's external auditors, currently PricewaterhouseCoopers.
Officers: Carl G. Verboncoeur is the CEO and Treasurer, Nick Bonos is the Chief Financial Officer and principal accounting officer, and Michael Byrum is the Secretary.

<u>Exhibit B</u>

<u>Proposed Form of Certification</u>

I, [identify the certifying individual], certify that:

1. I have reviewed this [specify report] of CurrencyShares Australian Dollar Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) {and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))}* for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) {Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;}*

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and PADCO Advisors II,

Inc.'s auditors and the board of directors of PADCO Advisors II, Inc. and the board of directors of Rydex Fund Services, Inc. and the audit committee of Rydex Specialized Products LLC's board of managers (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves persons who have a significant role in the registrant's internal control over financial reporting.

Date:______________________________

*

____

[Signature]
[Title]

* This text will not be included in the certification until required pursuant to Release 33-8618 dated September 22, 2005 (which further extended the compliance dates set forth in Release 33-8238 dated August 14, 2003 which were extended in Release 33-8545 dated March 2, 2005), or such other mandatory compliance date as shall be announced by the Commission in the future.